Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV appoints Kyle Kuvalanka to Board of Directors

IMV to leverage Mr. Kuvalanka’s industry expertise as it advances its lead immunotherapy toward potential registration and commercialization

Company advancing novel immunotherapies in oncology and infectious diseases built on its proprietary DPX platform with novel lipid-based delivery technology

Wayne Pisano to retire after 10 years as a Board member

Dartmouth, Nova Scotia, March 25, 2021 -- IMV Inc. (the "Company" or "IMV") (NASDAQ: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of immunotherapies, today announced the appointment of Mr. Kyle Kuvalanka to its Board of Directors effective April 1, 2021. Mr. Kuvalanka brings over 20 years of experience as a senior leader in the biopharmaceutical industry with a successful track record in forming and negotiating strategic collaborations, leading financings, facilitating strategy development, as well as building and directing business and finance functions. Currently, Mr. Kuvalanka serves as Chief Financial Officer and Chief Operating Officer at Goldfinch Bio, a kidney precision medicines company.

Concurrent to Mr. Kuvalanka’s appointment, Wayne Pisano, who has served on IMV’s Board of Directors since October 2011, will be retiring from his role.

“We welcome Kyle to our Board at this important time for our company, as our lead candidate, maveropepimut-S, continues to advance in Phase 2 trials across multiple hematologic and solid tumor indications,” said Fred Ors, Chief Executive Officer at IMV. “As we broaden our pipeline of immunotherapy candidates, we are thrilled to be able to leverage Kyle’s expertise in developing corporate and financing strategies for high-growth companies. We look forward to his expert engagement and assistance in guiding our objectives to advance our lead immunotherapy toward potential registration and commercialization.”

“IMV has a unique immunotherapy platform, fueled by its novel DPX delivery technology, which IMV is leveraging to build a multi-asset pipeline of medicines in oncology and other areas of high unmet medical need. IMV’s lead product candidate maveropepimut-S, which has demonstrated exciting data in diffuse large B cell lymphoma and ovarian cancer, is emblematic of the platform’s potential,” said Mr. Kuvalanka. “I am thrilled to join IMV’s Board and to work with Fred, the broader IMV team and my fellow board members to support IMV’s future progress and ambitions on behalf of patients.”

On Mr. Pisano’s retirement from IMV’s board, Andy Sheldon, Board Chairman of IMV, commented: “We are exceptionally grateful for Wayne’s service and his significant contributions to our clinical pipeline during that time. On behalf of my fellow Board members and IMV’s management team, I would like to thank Wayne for his dedicated service to the company.” Prior to joining Goldfinch Bio, Mr. Kuvalanka advised private biopharmaceutical and portfolio companies of venture capital firms, including Third Rock Ventures, on their corporate and financial strategies and helped to build several investor syndicates.

Previously, he served as Chief Operating Officer and Principal Financial and Accounting Officer at Syros Pharmaceuticals (Nasdaq: SYRS) and Chief Business Officer and Principal Financial and Accounting Officer at Blueprint Medicines (Nasdaq: BPMC). In these roles, Mr. Kuvalanka helped to transition the companies from early-stage start-ups to publicly traded, clinical-stage organizations. In particular, he built the business and finance functions, led the execution of several financings, including the companies’ initial public offerings, and led the negotiations of the companies’ early strategic collaborations. Earlier in his career, Mr. Kuvalanka worked in roles of increasing responsibility over twelve years at Millennium: The Takeda Oncology Company, including as Vice President of Business Development and Corporate Strategy and a member of the company’s executve leadership team. He holds an MBA from the Wharton School of the University of Pennsylvania, and a BA with Honors from Wesleyan University.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer immunotherapies based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a differentiated mechanism of action that generates a targeted and durable immune activation with limited side effects. IMV’s lead candidate, Maveropepimut-S, is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing Maveropepimut-S in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Director of Communications, IMV Inc.
M: (514) 968 1046 E: ddavan@imv-inc.com